77C: Submission of matters to a vote of security holders

a. At the annual shareholders meeting held on April 13, 2005, Proposal 1: Election of Directors, Messrs. Hagan and Curtis were re-elected.

The final tabulation is as follows:


Proposal 1:  Election of Directors

                     # of Shares Voted     % of Shares Voted
J. Michael Hagan
Shares For		10,647,527		99.23%
Shares Withheld	            82,778		 0.77&
Shares Voted		10,730,305	       100.00%

Vern O. Curtis
Shares For		10,644,486	      	99.20%
Shares Withheld	       	    85,819               0.80%
Shares Voted		10,730,305             100.00%


b. Directors now in office: Brent R. Harris, R. Wesleys Burns,
E. Philip Canon, William J. Popejoy. J. Michael Hagan and Vern O. Curtis continued in office as Directors.